Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,										March 31,
(dollars in thousands)	2003		2004		2005		2006		2007		2008		2007
Net income (loss)	$(22,168)		$24,219		$47,470		$45,232		47,001		(1,363)		16,024
Income tax (benefit) expense	(12,338)		11,764		35,488		35,753		38,198		(1,065)		7,164
Fixed charges	126,245		116,409		137,889		171,686		224,932		57,631		47,372

Earnings	91,739		152,392		220,847		252,671		310,131		55,203		70,560

Interest expense, net	77,350		64,425		80,345		109,806		158,609		40,171		30,755
Rent under leases representative of an interest factor (1/3)	48,895		51,984		57,544		61,880		66,323		17,460		16,617
Preferred dividends	0		0		0		0		0		0		0

Fixed Charges	126,245		116,409		137,889		171,686		224,932		57,631		47,372

Ratio of earnings to fixed charges(2)	0.7	x	1.3	x	1.6	x	1.5	x	1.4	x	1.0	x	1.5	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2003 and the three months ended March 31, 2008, earnings were insufficient to cover fixed charges by $34.5 million and $2.4 million, respectively.